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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-12910

                           NOTIFICATION OF LATE FILING

                                  (Check One):
           [ ] Form 10-K [ ] Form 20-F [x] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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_______________________________________________________________________________

PART I--REGISTRANT INFORMATION

      Full Name of Registrant Storage USA, Inc. Profit Sharing and 401K Plan
                              -------------------------------------------------
      Former Name if Applicable
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      Address of Principal Executive Office (Street and Number)
      165 Madison Avenue, Suite 1300
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      City, State and Zip Code:  Memphis, Tennessee 38103
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_______________________________________________________________________________

PART II--RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

_______________________________________________________________________________

PART III--NARRATIVE

      State below in reasonable detail the reasons why Form 11-K could not be filed within the prescribed period.

               Registrant, Plan Administrator and the Registrant's auditors, PricewaterhouseCoopers, LLP ("PWC"), require additional time to analyze information in order for PWC to prepare their audit report. Registrant expects PWC to be able to analyze such data and prepare its audit report by July 15, 1999.

_______________________________________________________________________________

PART IV--OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Christopher P. Marr                  (410)                884-8757
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           (Name)                       (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               A Voluntary Compliance Request dated April 15, 1999, concerning the Plan (the "VCR") was filed with the Internal Revenue Service, and was amended on June 21, 1999. Although PWC is diligently conducting an inquiry into the financial impact of the issues raised by the VCR, the financial impact is not yet quantifiable.




Date: June 29, 1999                         By: /s/ Christopher P. Marr
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                                            Name: Christopher P. Marr
                                                 ------------------------------
                                            Title: Chief Financial Officer
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